FILED BY FREEPORT-MCMORAN COPPER & GOLD INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: MCMORAN EXPLORATION Co.

COMMISSION FILE NO. 001-07791

[Excerpts of transcript of Q4 2012 Freeport-McMoRan Copper & Gold Inc. Earnings Conference Call, 01/22/13 / 10:00AM ET]

…

Kathleen L. Quirk

…

Before we begin our comments today, we’d like to remind everyone that today’s press release and certain of our comments on this call include forward-looking statements. We’d like to refer everyone to the cautionary language included in our press release and presentation materials, and to the risk factors described in our SEC filings.

…

We also have included in the release an update on our transactions that we announced on December 5 whereby FCX announced definitive agreements to acquire Plains Exploration & Production Company and McMoRan Exploration. The Plains per share consideration is equivalent to 0.6531 shares of FCX common stock and $25 in cash that works out to $3.4 billion in cash and 91 million shares of FCX common stock. The MMR per share consideration consists of $14.75 in cash and 1.15 units of royalty trust, which will hold a 5% overriding royalty interest in future production from McMoRan’s ultra-deep exploration prospects.

Completion of the transaction is subject to receipt of the Plains and McMoRan shareholders approval, regulatory approvals and other customary conditions. In late December, the U.S. Federal Trade Commission granted early termination of the Hart-Scott-Rodino waiting period with respect to both transactions. We expect that the Plains and McMoRan shareholder meetings will be scheduled upon the effectiveness of the registrations filed with the SEC in late December and we expect the transactions to close in the second quarter of 2013.

I’d now like to turn the call over to Richard, who will be referring to the slide presentation on our website.

Richard C. Adkerson

Thanks Kathleen. Good morning to everyone. I am going to start initially by focusing on our global mining business and on copper. 2012 was a year that was abnormal for us, and I want to try to explain why that occurred and what our outlook will be going forward beyond 2012. Later we will cover the transactions that Kathleen referred to that we announced on December 5, and respond to questions about those, after those transactions, I want to point out that 75% of our business will be represented by our global mining business and copper will continue to be the driver of our cash flows and profitability.

….

We announced on December 5th, transactions to acquire Plains Exploration and McMoRan. The Board’s decision to invest in these assets is explained in great detail in a filing we made with the SEC on Form S-4 right at the end of December. And I would encourage you to spend some time looking at that document. It described the process the Board followed in considering the deal and in negotiating the terms of the transaction, because of the related party situation involving the three companies. FCX had a special committee of independent and unaffiliated directors who considered this transaction and negotiated the terms.

The Board’s decision was driven by its positive long-term global economic outlook. Our Board is real believers and the outlook for commodities including the commodities in our mining business and the outlook for the oil and gas business.

The Board was faced with the situation that I referred to earlier about limited opportunities to invest in copper beyond our brownfield expansions. Over the years, we’ve been tracking opportunities to invest outside the company in M&A transactions in the mining business and have not found opportunities that were attractive to us. And these transactions we provided with the opportunities to acquire high-quality assets in the oil and gas industry, an industry that our Board and management teams had experience in where we understand the risk and opportunities associated with that business. Near-term cash flows of these assets are going to be driven by crude oil revenues and crude oil is a commodity that’s closely correlated to copper. So, this is something that’s consistent with our view about the global economic outlook.

The assets have current production that generate strong margins in cash flows. We anticipate following a disciplined business plan to use the current cash flows of the oil and gas business that we’re acquiring to fund its exploration and development capital expenditures. Those assets provide financially attractive near-term and long-term growth opportunities. It provides geographic diversification exposure to other commodities. It also gives us an enhanced exposure to exploration, particularly in the McMoRan situation through its ultra-deep gas drilling program, but also with the Plains assets particularly in the deepwater where they have multiple high-quality exploration targets.

In addition to this exposure to oil markets through McMoRan’s Explorations, Plains position in the Haynesville Shale that will give the company an important position in the U.S. natural gas market for the long term. It’s not driving current cash flows or economics, but that business potentially has very significant values to our shareholder, and it will give us a chance to achieve long-term returns for shareholders.

The combined companies have the management capabilities to execute a discipline of business plan. We’re going to be – we took advantage – are taking advantage of low-cost debt financing to fund the cash portion of this transaction, and we’re going to be committed to a disciplined approach to de-levering the debt that we will be taking home.

You can see on slide 32 at the bottom that we’ll go from a mining company to a company of where mining represents roughly 3/4 of our business from an EBITDA standpoint, and oil and gas 25%. And we’ll go from a situation of where North America, the U.S. currently represents about 30% of our business to 50% of our business, credit rating agencies considered this a positive in terms of maintaining our investment grade credit rating.

Slide 33 shows what our pro forma combined EBITDA and operating cash flows will be. The solid sections of these charts, the green and red sections present the combined 2013, 2014 outlook and then the growth from both the mining business and the oil and gas business is represented in the dotted lines above that.

You can see this is similar to what we saw with just our Mining business on a standalone basis and one of the attractive things here is looking at the growth opportunities in oil and gas is complementary to the growth that we have in the Mining business and give us a chance to have significant growth.

Now slide 34 presents the way we’re going to be focused in running our business. We are going to maintain a strong balance sheet and credit profile. We’ve had a long track record of doing this, generating values for shareholders, of managing our balance sheet in the disciplined way as we talk. We are in the market right now with our bank deals and talk with the banks and the credit rating agencies. Everyone is positive about the way we manage the debt in the Phelps Dodge transaction in 2007 and how we dealt with the 2008, 2009 financial crisis. We are going to continue to do that. We have developed assets at Grasberg, at Tenke Fungurume in a very aggressive and disciplined way. We’ve taken advantage of opportunities provided by Phelps Dodge in 2007 to achieve asset and geographical diversity. And then, taken advantage of markets to develop assets to that create a significant values for our shareholders. These assets will provide us an opportunity to enhance long-term returns for shareholders, and that’s what we’re going to be focused on.

I’ll just point out our executive management teams has significant shareholders in FCX. And we’re committed to creating values in those shares. But we’re going to be sensitive to risk. We’re going to do rigorous economic analysis for making investments. We’re going to protect our downside and get leverage to the upside. We’re going to prioritize and rank opportunities to invest in those with a highest returns as we manage risk. And we look at our overall portfolio.

We’re going to limit the number of projects we look at. We’re going to be really committed to this deleveraging program.

We’ll begin the process with roughly $20 billion of gross debt, $16 billion of net debt. Our plan will not be to come back to zero net debt as we are right now, but to reduce our debt to a targeted level. We’re thinking now of roughly $12 billion. After reaching that, we would be back in a position to invest in our growth projects. But given continuation of attractive commodity prices, we would have excess cash that would allow us to return cash to shareholders through higher dividends and potentially stock buybacks.

In the meantime, we’re going to be continuing our current dividend rate at $1.25 share and we’re going to be committed to this longstanding tradition of report of maximizing value for shareholders and managing the risk of our business.

So with that, Jim Bob is here with me and our management team to respond to questions that you might have.

Question-and-Answer Session

….

Jorge Beristain – Deutsche Bank Securities

… And just a follow-up question, Richard maybe on the comments that you made on earlier in the call, about your target for net debt under the combined PXP, MMR deal, you said now that you might be targeting to get net debt down to about $12 billion and at that point, would be in a position to either spend on growth, buyback stock and or raise dividends. Could you just flush that out a little bit more why the slightly higher level. Is that in response perhaps to shareholder pressure to return cash to shareholders sooner or what’s driving the thought process there?

Richard C. Adkerson

Okay. You’re right, it is net debt and with the continuation of current commodity prices, we should reach that target level in a relatively near-term, roughly 2.5 to 3 years or so. So we should be down to that in a relatively short period of time, assuming continuation of current commodity levels, price levels and what that allows to do is kind of all three of what you talked about, continue to invest, have excess cash to shareholders, kind of be in the situation we’ve been in recent years. We got down to zero debt.

Kathleen L. Quirk

Net debt.

Richard C. Adkerson

Net debt at FCX not because that was necessarily a financial strategy to get there. It happened in fact when we finished the Phelps Dodge deal where you may recall that we were talking about having long-term debt of roughly $7 billion at FCX going forward, but after 2008-2009, we had gotten to be very conservative because of the risk there about managing cash and when the markets came back quicker and stronger than people anticipated, copper prices started rising by the second quarter of 2009. We used that cash then to reduce debt. And so as more of a circumstance of those times as opposed to the financial strategy. We, like many of our shareholders, have expressed that we should maintain an appropriate amount of leverage to leverage our balance sheet for our equity returns, $12 billion would be less than one times EBITDA and so that’s kind of what we’re thinking about doing right now. And as I said, getting down to zero net debt was more of a circumstance of the situation as opposed to a financial objective that we were pursuing.

Jorge Beristain – Deutsche Bank Securities

Got it, thank you very much.

….

Tony Robson – BMO Capital Markets

…

I guess to Richard or to Jim Bob. Feedback I’ve had from Freeport shareholders has been that the oil acquisitions are somewhat controversial. Given the relative size of the deals and that feedback, you may have had similar almost. Any thoughts on opening up those mergers to Freeport shareholders to vote? Thank you.

…

Richard C. Adkerson

What’s the question?

Kathleen L. Quirk

He asked for the shareholder vote for FCX.

Richard C. Adkerson

For FCX? I’m sorry Tony. I was looking at something else. You asked about the shareholder vote for FCX. There will be shareholder votes for McMoRan and for Plains. For FCX, there is no shareholder vote. The requirements for shareholder votes are set by the New York Stock Exchange, and we operate under Delaware law, and the number of shares to be issued in this transaction to Plains doesn’t exceed those levels requiring a shareholder vote. And when shareholder votes aren’t required, they’re typically – I am told by the lawyers virtually never held because buyers would not be willing to accept a condition in terms of agreeing to sell a business on the basis of having some sort of volunteer shareholder vote.

Tony Robson – BMO Capital Markets

Thank you.

Operator

Our next question will come from the line of Paul Massoud, with Stifel Nicolaus.

Paul Massoud – Stifel Nicolaus & Company, Inc.

Good morning, thanks for taking my call. My question, I guess my question is about your hedging policy, I mean obviously we don’t have to compare but oil and gas assets that you’re going to be buying do you have some hedges so just curious if after the deal closes that you’ll be continuing the hedging policy that’s in place – at Plains or if you, if those hedges roll off and sort of purchase the oil and gas the same you purchase copper.

Richard C. Adkerson

Okay. Just to comment about it, we probably as you noted, we have had a tradition of not hedging in our Mining business. We manage our price risk by the way we structure our portfolio of assets and respond to different pricing market conditions, many of our input cost in the Mining business are highly correlated to the price of copper. So as price goes down the input cost go down and so forth. Hedging is more common among – in the oil and gas business for independent producers. Plains had made a significant attract – acquisition of assets from BP earlier, well in 2012 and had adopted a business strategy of de-levering the debt that it took on in connection with that acquisition. And the hedges that they put in place were supportive of that deleveraging strategy. And that will carry over to our own deleveraging strategy because their production volumes have a strong history of production and now by having prices assured at attractive levels, we’ll be able to have a degree of assurance for our own policy of reaching these targeted debt levels that I’ve mentioned earlier. Where we’ll go beyond that is something that we’re going to talk about and consider as we go forward, and that will be part of our review of the strategy of how we invest in oil and gas business. But that has not.

James R. Moffett

This is Jim. Let me just add that 21% of our cost as you’ll see from the charge is energy related by having the oil and gas hedges that give us good price for oil and gas is the hedge, our energy cost that we have across the board in our mining business.

Richard C. Adkerson

Okay, thanks Paul.

Paul Massoud – Stifel Nicolaus & Company, Inc.

Oh, thanks a lot.

Operator

Our final question will come from the line of Wayne Cooperman with Cobalt Capital.

Wayne Cooperman – Cobalt Capital

Hey, guys.

Richard C. Adkerson

Hello, Wayne.

Wayne Cooperman – Cobalt Capital

Hey, sorry this is repeated, I’ve apologize. Would you guys entertain more energy acquisitions at the right price if you saw stuff you like and b) I think you said this, but assuming to MMR ends up being very successful and you really prove out the ultra-deep. Could you see separating the oil and gas assets again because they would have the much different cost of capital than to copper and gold company?

Richard C. Adkerson

Well, Wayne this investment that we’ll be making in oil and gas business gives us a platform for looking for growth opportunities across broader range of assets. And so we’re going to be, first of all, I want to say, we are going to be disciplined about it, our business plan of de-levering and where we commit capital, but it will give us an opportunity to consider where to invest for the highest returns. There is not a plan to make acquisitions either in the oil and gas business or in the mining business, but we are going to be a cognizant of opportunities across the set of assets that we will have and we will make decisions based on our assessments and those opportunities and the discipline factor. And we are focused on achieving success in the investments in McMoRan where there is significant growth opportunities that complement what we have in our mining business and that’s what we are focused on as supposed to any kind of long-term strategy about future restructurings of the company.

Wayne Cooperman – Cobalt Capital

All right, thanks.

James R. Moffett

Right, Richard, this is Jim Bob. Let me just add to that. When you talk about what we’re going to do, I’ve been Chairman of this company now for over 30 years and CEO for 20 years. For Richard, Richard has been the CEO for 10 years. So, you’ve got 30 years of management that you’re seeing. And nothing is going to change about what we do. What we try to do is to be the best management team, and for that matter and corporate, we think we’ve done a pretty good job of that, a well-documented record. So, what we’re going to be doing is to take the huge cash flow and resources that you’re seeing, in the pro forma, and looking at how do we invest that, we’re using globally because with these acquisitions we’ve now leapfrogged – we’re bigger than American products. We are bigger than Newmont. We’re bigger than Anadarko. We’re bigger than Apache. Axedale is the only company slightly larger than we are. So we’ve got a resource which is basically a major resource that you can compete with the majors worldwide, but what that means is we are going to take the same board and the management of Richard, myself and now the employees. We’re going to be looking at the best opportunity to grow our assets and what we do with the capital would have been on – or the prices that the commodities are, we’re committed to having this financial policy Richard has talked about. We are committed to do return to shareholders. So nothing has changed about this company as I see. 30 years in management, we are going to be continuing to manage the company.

And you know this Board has a solid record, when it acquired Phelps Dodge and we’ve shown our insight into that by taking a company that was 150 year-old company and tripping the reserves that they had at the time of the acquisition through our exploration expertise. So what everybody needs to remember is, that the 30 years that you’ve had with my and Richard’s management and now the addition of employees and our great Board of Directors, we’ll make decisions that will give you same kind of returns you’ve had in the past.